

HAVERTYS®

THOUSANDS OF OPTIONS
TO PERSONALIZE YOUR SPACE

FURNITURE
BUILT
FOR LIFE

COMFORT
AT ALL
THE RIGHT
PRICES

KeyBanc
Capital Markets

December 11 - 12, 2013


WE FURNISH EVERYTHING FOR THE HOME
Uneeda Biscuit

- Founded in 1885
- IPO - October 1929
- Cash dividend since 1935


HAVERTY FURNITURE Co
ESTABLISHED 1885

1

HAVERTYS
discover something you


HAVERTYS
FURNITURE


HAVERTYS
FURNITURE


FURNITURE
BUILT
FOR LIFE

2

HAVERTYS
discover something you

Retail Footprint: 119 Stores across 16 states
4.3 M retail sq.ft.



Customer Demographics and Psychographics

- **Women**

- **80% own a home**

- **Household Income $75k +**

- **Age 35+**

- **Primarily driven by style**

- **Refreshing the home for variety's sake**

- **Considers value, but favors selecting right item over just price**

4

Focused Business Strategy

- **Brand**

- **Growth Opportunities**

- **Operating Excellence**

- **Returns to Stockholders**

5

HAVERTYS
discover something you™

Focused Business Strategy

- **Brand**
  - **Store**
  - **Website, media and other touches**
  - **Merchandise**
- **Growth Opportunities**
- **Operating Excellence**
- **Returns to Stockholder**

6

HAVERTYS
discover something you™

"The STORE is the most powerful physical expression of the brand"." Steve Jobs


HAVERTYS
FURNITURE

7

HAVERTYS
discover something you


HAVERTYS
FURNITURE

8

HAVERTYS
discover something you






CUSTOM
CHOICE
QUICK DELIVERY
TIME & SAME PRICE
YOUR PICK OF
SELECT COLORS
ALISA
Treat yourself to luxury with 8-way hand-tied construction. For each seat in this collection, every coil spring is tied by hand to the frame in eight points for superior support.

11

HAVERTYS
discover something you


SMALL SPACE
STYLE

12

HAVERTYS
discover something you









Focused Business Strategy

- **Brand**
  - Store
  - **Website, media, and other touches**
  - Merchandise
- Growth Opportunities
- Operating Excellence
- Returns to Stockholder

17

HAVERTYS
discover something you

Havertys.com - Display and feel mimics store presentation


HAVERTYS
SHOP BY ROOM
SHOP BY ITEM
SPECIALS
Products
Locate a Store
Keyword or item #
Welcome to Havertys
Cart [0 items]
Wishlist [0 items]
Track Orders
Sign In
CURRENT ADVERTISING
PLAN YOUR ROOM
APPLY FOR CREDIT
IT'S SO YOU
Discover the looks that inspire your one-of-a-kind personality
shop now
18 MONTHS SPECIAL FINANCING
AVAILABLE ON PURCHASES OF $2000 OR MORE
HOME FASHION WORKSHOPS
JOIN US IN STORE FOR THE LATEST TIPS & TRENDS LEARN MORE
REGISTER TO WIN A $5000 GIFT CARD
CUSTOMLOOK
PERSONALIZE YOUR SPACE
LIVING ROOMS
BEDROOMS
DINING ROOMS

18

Social Media


HAVERTYS DECORATE YOUR LIFE
Blog
what do you collect?
facebook
HAVERTYS
Havertys Furniture
220K Fans
Havertys Furniture
discover something you
Pinterest
Follow Havertys Furniture
Havertys Furniture
@havertys
5K

Digital and Social Media Stats

<u>YTD Q3 2013</u>

- **Havertys.com - Unique Visitors 6.2 M**
  - **Ratings and reviews – avg. 700 per month**
- **Facebook – 370 K avg. weekly reach**
  220 K Fans
- **Pinterest – 4,600 Followers**
- **Twitter – 4,800 Followers**
- **Blog – 6,000 average weekly views**
- **YouTube – 655K views**

20

HAVERTYS
discover something you™

Television



21

HAVERTYS
discover something you™

Focused Business Strategy

- **Brand**
  - **Store**
  - **Website, media and other touches**
  - **Merchandise**
- **Growth Opportunities**
- **Operating Excellence**
- **Returns to Stockholder**

22

HAVERTYS
discover something you™

Merchandise

- Primarily Havertys Brand
- Mid- to upper middle price points
- Large array of styles





- Variety of custom options
- Sourced to our specs

23

HAVERTYS
discover something you

PLUSH
Stearns & Foster has a new look for sleep. From the individually wrapped coil system to the intricate detailing of the cover, no detail has been overlooked.
DEEP SLEEP
SUPPORT
DREAMS
COMFORT

S&F

Sealy

Serta
We make the World's Best Mattress

TEMPUR-PEDIC

Focused Business Strategy

- Brand

- **Growth Opportunities**

  - **Macro environment**

  - **Increase sales per sq. ft.**

  - **Store growth and improvements**

- Operating Excellence

- Returns to Stockholder

25

HAVERTYS
discover something you™



NEW SINGLE FAMILY HOME SALES
Monthly Data: Seasonally-Adjusted Annualized

United States — South

26

HAVERTYS
discover something you™



Components of Residential Investment as Percent of GDP
Recession
Single-family
Improvements
Brokers' commissions, transfer costs
Multifamily
Percent of GDP

Comp-Store Sales % - Quarterly



7.8
8.2
6.7
10.4
12.7
11.6
7.7
6.3
9.4
14.9
22.6
22.9
22.6
11.9
2.0
10.1
13.2
4.3
1.9
1.2
1.4
1.1
5.7
10.0
6.0
11.5
11.2
11.8
2006
2007
2008
2009
2010
2011
2012
2013

HAVERTYS
discover something you

Focused Business Strategy

- **Brand**

- **Growth Opportunities**

  - **Macro environment**

  - **Increase sales per sq. ft.**

  - **Store growth and improvements**

- **Operating Excellence**

- **Returns to Stockholder**

HAVERTYS®
discover something you™

29

Annual Sales / Sq. Ft.



30

Focused Business Strategy

- Brand
- **Growth Opportunities**
  - Macro environment
  - **Increase sales per sq. ft.**
    - **Traffic**
    - **Average Ticket**
  - Store growth and improvements
- Operating Excellence
- Returns to Stockholder

31

HAVERTYS
discover something you

Shifting the Media Mix



32

Television



Pet Adoption Weekend

33

HAVERTYS
discover something you

JULY 4TH SALE
SAVE AN EXTRA $100 ON EVERY $1000†
SHOP SAVINGS
ANNIVERSARY SALE
BONUS DISCOUNTS
SAVE $100-$1000†
plus extra $75 off‡
APRIL 19-22 ONLY
MORE DETAILS
TRADITIONAL HOME
Southern Living
Instant Spring Makeovers
87 Secrets to Great Curb Appeal

34

HAVERTYS
discover something you

Emails

- 2 emails per week
- 1.2 million customers
- Open Rates – 8 – 13 %
- Click Thru – avg. 3%



HAVERTYS
LIVING ROOMS BEDROOMS DINING ROOMS MATTRESSES MEDIA ROOMS HOME OFFICES ACCESSORIES
GET INSPIRED TO WIN A $1000 HAVERTYS GIFT CARD!
Here's where we got our inspiration:
1 2 3
OFFICIAL RULES

stylish savings
EXTRA $100-$1000 OFF†
SHOP NOW

35

HAVERTYS
discover something you

Havertys.com

HAVERTYS
SHOP BY ROOM
SHOP BY ITEM
SPECIALS
Products Locate a Store
Keyword or item #
Welcome to Havertys Cart [0 items] Wishlist [0 items] Track Orders Sign In
CURRENT ADVERTISING PLAN YOUR ROOM APPLY FOR CREDIT
IT'S SO YOU
Discover the looks that inspire your one-of-a-kind personality
shop now
18 MONTHS SPECIAL FINANCING
AVAILABLE ON PURCHASES OF $2000 OR MORE
HOME FASHION WORKSHOPS
JOIN US IN STORE FOR THE LATEST TIPS & TRENDS LEARN MORE
REGISTER TO WIN A $5000 GIFT CARD
CUSTOMLOOK
PERSONALIZE YOUR SPACE
LIVING ROOMS
BEDROOMS
DINING ROOMS

36

She is on the go……

HAVERTYS
Keyword or Item #
SHOP
LOCATE A STORE
WE HAVE WHAT YOU'RE LOOKING FOR
SHOP NOW
SHOP BY ROOMS
SHOP BY ITEMS
SPECIALS
CONTACT US
Facebook
Twitter
Pinterest
Blog
PRIVACY POLICY
VIEW FULL SITE

HAVERTYS
Keyword or Item #
SHOP
LOCATE A STORE
Katy Loveseat
Selected color: Dolphin
Chinchilla
Denim
Dolphin
CUSTOMLOOK SEAT YOURSELF This loveseat features ... (more)
View Collection
Other Products in Collection
Details and Benefits
Reviews
See It In Person
Availability

Customer mobile devices

37

HAVERTYS
discover something you

Focused Business Strategy

- Brand
- **Growth Opportunities**
  - Macro environment
  - **Increase sales per sq. ft.**
    - Traffic
    - **Average Ticket**
  - Store growth and improvements
- Operating Excellence
- Returns to Stockholder

38

HAVERTYS
discover something you

"Better" product price points





39

HAVERTYS®
discover something you™



BERNHARDT



40







Special Orders -- Simplified
To Do List
Customer
Sales
UPS
Shop by Rooms
Erin Y274
(4 reviews)
ALTERNATE VIEWS
SWATCHES
Zoom
Enlarge
Part of our CUSTOMLOOK SEAT YOURSELF program, our Erin collection feat
customizable pieces in a simple, sophisticated style. Choose track, rolled or English a
Pick from a skirted or banded base and turned or tapered legs. The finishing touc
each one of your signature pieces will be your choice of over 150 upholstery and ac
pillow fabrics in an array of colors, textures and patterns. Sink into loose back and
cushions with down-blend cushioning. Seat cushions are supported by a patented Cor
Flex spring unit for stability and strength. Upholstery content: 55% linen, 45% co
Cleaning code: S.
Products
Details & Benefits
Product Reviews
Ask & Answer
Sofa
Loveseat
Special Order Configurator
Vendor
HVT - Havertys
Group
Y274
Product
Erin Sofa
Image above does not represent Special Order Options
Arm Type
Select a value
Base Type
Select a value
Frame
Select a value
Body Fabric
Select a value
Pillow Fabric 1 - Front (pair)
Select a value
Pillow Fabric 1 - Back (pair)
Select a value
Fringe/Cord
Select a value
Finish Color
Select a value
Nailhead
Select a value
Mfg Id:
Price $1799.99
Add to worksheet
41
HAVERTYS
discover something you

Complete the Look
HVT 578A Fla Visions Sectional
with HVT 591 Lisbon Tables
COASTAL
•Transitional
•Loose back cushions are poly-filled and wrapped in polyurethane
•Loose seat cushions have pocketed coils and are wrapped in polyurethane
•Five down blend accent pillows are 22"
•Tapered legs, banded bases, track arms
•No-sag springs
•Sectional shown in color: stucco
•Custom Choice
SKU #
EDLP $1999.99 5-pc.
(3 modular armless, 2 modular corners)
Lisbon tables
SRY Fallon Area Rug
•Transitional
•Moroccan inspired
•Sage ivory
•5'x 8' area rug
SKU #080005717
EDLP $239.99
HVT 12-11207 Table Lamp
•Transitional
•Hayes Collection
•Smoke
•33" table lamp
•3-way switch
SKU #085000644
EDLP $189.99
Eggs Vol I
Eggs Vol II
WALL ART
WEN Eggs Vol I / Vol II, HVT0032/HVT0033, 33"x 40"; #070007664/7665, $299.99 ea.
HVT C142 Manhattan Upholstery Group
with HVT 505 Polaris End Tables
• Contemporary
• 87" sofa
• Attached back and seat cushions with tufting
• 1.8-density cushions wrapped in polyurethane
• Tapered legs in venge finish, track arms
• No-sag springs, webbing on ottoman
• Corrected, semi-aniline top-grain leather with leather splits
• Shown in color: granite
SKU #125000605
EDLP $1099.99
CUSTOMLOOKSELECT
Polaris end #040002701
HVT 14-21387 Lamp
• Geoff
• Marble/iron base
• Linen shade
• 100 watt/3-way
#085000682
EDLP $199.99
ORW 520W Rug
• Loft
• Tweed shag
• Light neutral
• 8'x 11'
#080006063
EDLP $549.99
Sanguin
9/15/2013
WALL ART
HVT Sanguin, HAV52BB295-A, 60"x 20"h; #070008592, $359.99
42
HAVERTYS
discover something you

FREE In Home Designer Program

Limited introduction:

2012 - **19 designers serving 22 stores**

2013 - **45 designers for 55 stores**

2014 - **85 designers for up to 100 stores by end of the year**

43

HAVERTYS
discover something you

Average Ticket Initiatives - Results

YTD 9 mos. 2013

- **Avg. Retail Selling Price SKU up 4.3%**

- **Avg. ticket up 8.6%**

- **Custom and Special Orders up 22.9%**

2012

- **Avg. Retail Selling Price SKU up 4.6% over 2011**

- **Avg. ticket in 2012 up 7.8% over 2011 and**

  in 2012 up 13.2% over 2010

- **Custom and Special Orders up 14.4% over 2011**

44

HAVERTYS
discover something you

Focused Business Strategy

- **Brand**

- **Growth Opportunities**

  - **Macro environment**

  - **Increase sales per sq. ft.**

  - **Store growth and improvements**

- **Operating Excellence**

- **Returns to Stockholder**

45

HAVERTYS
discover something you™

Store Growth

2014 Plans

New store in new market:	**To be announced**	**Q-4**
New store in existing markets:	**Atlanta, GA**	**Q-3**
	Dallas/Ft. Worth	**Q-4**
	To be announced	**Q-4**
Store relocation: **Orlando, FL**	**Q-4**	
Expand one location:	**Q-2**	

Increase in square footage of 3.0%

2013
Expanded three locations
Closed three locations

Decrease in square footage of 2.2%

46

HAVERTYS
discover something you™

Bright Inspirations

Multi-Year Store Refresh Project

Total spend: approx. $34.5M on existing stores for remodels/expansions 2010 - 2014

End of 2014: Approx. 95% of store base will be new or improved



47

HAVERTYS
discover something you™

Capital Expenditures Update

(Approximate in thousands)	Proposed 2014	Estimated 2013
Stores:		
New or replacement stores	$ 9,100	$ 200
Remodels/expansions	10,000	11,300
Other improvements	5,000	4,200
Total stores	24,100	15,700
Distribution	3,400	2,300
Information technology	2,500	4,000
Total	$ 30,000	$ 22,000

48

HAVERTYS
discover something you™

Focused Business Strategy

- **Brand**

- **Growth Opportunities**

- **Operating Excellence**

- **Returns to Stockholders**

49

HAVERTYS
discover something you™



Approx. 50% of sales associates use the iPad

...Providing tools and training to upgrade our talent to match our customer and grow our business

50

HAVERTYS
discover something you™



OHDC
VHDC
THDC
EDC
WDC
GCHDC
FDC
Atlantic Ocean
Gulf of Mexico
Distribution Center
Home Delivery Center
Local Market Cross Dock
Store Locations

51

HAVERTYS
discover something you

Control Expense and Maintain Quality

- Company Owned & Operated
- Standardization
- Accountability

Yielding fewer exceptions and more routes completed in established times







TOP DRAWER

TOP
DRAWER
NEXT STOP:
your living room
HAVERTYS

TOP DRAWER
DELIVERY
Est. 1885

52

HAVERTYS
discover something you






My Havertys

Track orders online, save wish lists, create room plans, manage your e-mail preferences, ... and much more!

My Orders
- Schedule Delivery
- Follow the Truck (Day of delivery)
- See Your Orders

My Shopping
- Shopping Cart
- Wish List

MY SHOPPING

My Account
- Login Information
- Manage Contact Information
- Email offers, catalogs, and more

Create Room Plans
My Room Plans
- Elizas bedroom

Shop By Room | Shop By Item | Specials | Get Design Advice | Plan Your Room

53

HAVERTYS
discover something you

FOLLOW THE TRUCK

Refresh

STOP	TIME WINDOW QUOTED	# OF ITEMS	CITY & STATE	ZIP	ACTUAL ARRIVAL	ACTUAL DEPARTURE	STATUS	YOUR HAVERTYS DRIVER
1	8:15 am - 10:15 am	----	LOGANVILLE, GA	30052	8:41 am	8:54 am	Complete	
2	8:45 am - 10:45 am	----	LOGANVILLE, GA	30052	8:56 am	9:24 am	Complete	
3	9:15 am - 11:15 am	----	GRAYSON, GA	30017	9:30 am	9:50 am	Complete	
4	10:00 am - 12:00 pm	----	COVINGTON, GA	30016	----	----	----	
5	11:00 am - 1:00 pm	----	COVINGTON, GA	30014	----	----	----	
6	12:00 pm - 2:00 pm	----	LOGANVILLE, GA	30052	----	----	----	
7	1:00 pm - 3:00 pm	3	ATHENS , GA	30606	----	----	----	
8	2:45 pm - 4:45 pm	----	BOGART , GA	30622	----	----	----	
9	3:00 pm - 5:00 pm	----	BOGART , GA	30622	----	----	----	
10	3:30 pm - 5:30 pm	----	WINDER, GA	30680	----	----	----	

Leonard Madrigal
6 Years of service

Key
- = Your stop
- = Truck's location
- = Delivered/Delivering to you

GET DELIVERY UPDATES ON YOUR PHONE
Text ETA to 62925 to see our arrival time




Text Message
Apr 27, 2012 9:44 AM

Havertys Alerts.One delivery ahead of yours.Current ETA is 09:55 am - 10:25 am.Reply HELP for help or call 888-428-3789.Reply STOP to Cancel.

Havertys Alerts. Your delivery is next. ETA is 09:49 am. Reply HELP for help or call 888-428-3789. Reply STOP to Cancel.

Text Message

Strategic Sourcing


Mongolia
Dem. People's. Rep. of Korea
China
Japan
Nepal
Bhutan
Bangladesh
India
Burma (Myanmar)
Laos
Thailand
Vietnam
Philippines
Cambodia
Sri Lanka
Malaysia
Pacific Islands
Indonesia
Timor-Leste

- Over 80% of our selected case goods are imported
- Direct Imports – 17% of 2012 furniture sales:
  - Work with outside designers to develop collections
  - Select factories
  - Use dedicated quality control team to inspect product in factories

55

HAVERTYS discover something you

Focused Business Strategy

- Brand
- Growth Opportunities
- Operating Excellence
- **Returns to Stockholders**

56

HAVERTYS discover something you

Sales vs. Pretax by quarter



225,000
200,000
175,000
150,000
125,000
100,000
Net Sales
$ thousands
32,000
24,000
16,000
8,000
0
-8,000
Pretax Profit (Loss)
$ thousands
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
2006
2007
2008
2009
2010
2011
2012
2013
Net Sales
Pretax Profit (Loss)

57

HAVERTYS
discover something you

Consolidated Gross Profit Margin



55%
54%
53%
52%
51%
50%
49%
48%
47%
46%
45%
44%
$1,000
$950
$900
$850
$800
$750
$700
$650
$600
$550
$500
Sales in Millions
47.8%
48.3%
48.7%
48.3%
47.8%
49.6%
49.7%
51.7%
51.9%
51.4%
51.7%
52.5%
53.6%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
9 mos

58

HAVERTYS
discover something you

Profitability Opportunity 2013


Pre-Tax Income $
$6M
$10M
$13M
$17M
$21M
$24M
$28M
$32M
$35M
$39M
$43M
$46M
$50M
"slope" is 36.8% of sales
0.9%
1.5%
2.0%
2.6%
3.1%
3.6%
4.1%
4.5%
5.0%
5.4%
5.9%
6.3%
6.7%
Pre-Tax Income as a % of Sales
Gross Margin 53.6 %
Variable SG&A - 16.8 %
Subtotal 36.8 %
Non-Variable SG&A - $223.5 M
Other non SG&A – $ 0.5 M
Sales Increase over 2012
6.7% 8.2% 9.7% 11.1%
$625M $635M $645M $655M $665M $675M $685M $695M $705M $715M $725M $735M $745M
Annual 2013 Consolidated Net Sales

59

Profitability Opportunity 2014


Pre-Tax Income $
$5M
$9M
$12M
$16M
$20M
$23M
$27M
$31M
$34M
$38M
$42M
$45M
$49M
$53M
$56M
"slope" is 36.7% of Sales
0.8%
1.3%
1.8%
2.4%
2.8%
3.3%
3.8%
4.2%
4.7%
5.1%
5.5%
5.9%
6.3%
6.7%
7.1%
Pre-Tax Income as a % of Sales
Gross Margin 53.6 %
Variable SG&A -16.9 %
Subtotal 36.7%
Non-Variable SG&A - $234.0 M
Other non SG&A – $ 1.5 M
$655M $665M $675M $685M $695M $705M $715M $725M $735M $745M $755M $765M $775M $785M $795M
Annual 2014 Consolidated Net Sales

60

Strong Balance Sheet

- **No intangible assets on the balance sheet**

- **Cash at Q3 2013 - $ 72.1 M**

- **Own 37% of Stores and 40% of Distribution Facilities**

- **Inventory – $ 91.6 net of LIFO reserve of $ 18.9 M**

- **No funded borrowings**

- **Paid $26.5 M in cash dividends over last 12 months**

- **Book Value per outstanding share at Q3 2013: $12.48**

61

HAVERTYS
discover something you™

HVT Stock Price Trading Range



62

HAVERTYS
discover something you™

HAVERTYS' Strategic Advantages

- **Attractive Target Customer**

- **Appealing Store Base in Good Markets**

- **Flexibility in Sourcing Distinctive Merchandise**

- **State-of-Art Store / Distribution Systems**

- **Financially Sound – $50 million ABL not in use**

- **Experienced Team**

63

HAVERTYS
discover something you™

Forward-Looking Statements

The forward-looking statements included in this presentation may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements address the financial condition, results of operations, business initiatives and prospects of the Company and are subject to certain risks and uncertainties that could cause actual results to differ materially. Please refer to the Company's current press releases and SEC filings, including, but not limited to, reports on forms 10-K, 8-K, and 10-Q, for more information on the risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. The statements are current as of the date of this presentation, and the Company undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances that may arise in the future.

64

HAVERTYS
discover something you™

